Exhibit 77H

N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person no longer owns more than 25% of a series based on the records of the series.

As of March 31, 2015

Fund	Name of Person	Ownership % of the Series
Blackstone Alternative Multi-Strategy Fund	SunTrust Bank	26%

As of June 30, 2015

Fund	Name of Person	Ownership % of the Series
Blackstone Alternative Multi-Strategy Fund	SunTrust Bank	Less than 25%